Filing pursuant to Rule 425 under the Securities Act of 1933, as amended Filer : Bespoke Capital Acquisition Corp. Subject Company : Bespoke Capital Acquisition Corp. Filer 's Commission File Number: 000-56227 Date: February 4, 2021

Disclaimer This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Bespoke Capital Acquisition Corp. (“BCAC”) and Vintage Wine Estates, Inc. (“VWE”) and related transactions (collectively, the “Potential Transactions”). No representations or warranties, express or implied, are given in, or in respect of, this presentation. To the fullest extent permitted by law, in no event will BCAC, VWE or any of their respective stockholders, affiliates, representatives, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this presentation have been obtained through research, surveys and studies conducted by industry publications and other third parties. Neither BCAC nor VWE has independently verified the data obtained from these sources and they cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of BCAC, VWE or the Potential Transactions. Recipients of this presentation should make their own evaluation of BCAC and VWE and of the relevance and adequacy of the information contained herein and should make such other investigations as they deem necessary. Forward-Looking Statements Some of the statements contained in this presentation are forward-looking statements within the meaning of U.S. securities law and forward-looking information within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are all statements other than those of historical fact, and generally may be identified by the use of words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “intend,” “may,” “model,” “outlook,” “plan,” “pro forma,” “project,” “seek,” “should,” “will,” “would” or other similar expressions that indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, business plans and strategies, expansion and acquisition opportunities, growth prospects and consumer and industry trends. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of BCAC’s and VWE’s management and are not guarantees of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ materially from those contained in or implied by such forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the control of BCAC and VWE. Factors that could cause actual results to differ materially from the results expressed or implied by such forward-looking statements include, among others: the effect of economic conditions on the industries and markets in which VWE operates, including financial market conditions, fluctuations in prices, interest rates and market demand; the ability of the parties to successfully or timely consummate the Potential Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Potential Transactions or that the approval of the shareholders of BCAC or VWE is not obtained; failure to realize the anticipated benefits of the Potential Transactions; risks relating to the uncertainty of the projected financial information; the effects of competition on VWE’s future business; risks related to the organic and inorganic growth of VWE’s business and the timing of expected business milestones; the amount of redemptions, if any, made by BCAC’s shareholders in connection with the Potential Transactions; the potential adverse effects of the ongoing COVID-19 pandemic on VWE’s business and the U.S. economy; declines or unanticipated changes in consumer demand for VWE’s products; the impact of environmental catastrophe, natural disasters, disease, pests, weather conditions and inadequate water supply on VWE’s business; VWE’s significant reliance on its distribution channels; potential reputational harm to VWE’s brands from internal and external sources; possible decreases in VWE’s wine quality ratings; possible departures from VWE’s or the combined company’s senior management team; integration risks associated with acquisitions; changes in applicable laws and regulations and the significant expense to VWE of operating in a highly regulated industry; VWE’s and the combined company’s ability to make payments on its indebtedness; and those factors discussed in documents of BCAC filed, or to be filed, with the U.S. Securities and Exchange Commission (“SEC”) or Canadian securities regulatory authorities. There may be additional risks that neither BCAC nor VWE presently know or that BCAC or VWE currently believe are immaterial that could also cause actual results to differ from those expressed in or implied by these forward-looking statements. In addition, forward-looking statements reflect BCAC’s and VWE’s expectations, plans or forecasts of future events and views as of the date of this presentation. Neither BCAC nor VWE undertakes any obligation to update or revise any forward-looking statements contained herein, except as may be required by law. Accordingly, undue reliance should not be placed upon these forward-looking statements. Use of Projections The projections, estimates and targets in this presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond VWE’s and BCAC’s control. VWE’s and BCAC’s independent auditors did not audit, review, compile or perform any procedures with respect to such projections, estimates or targets for the purpose of their inclusion in this presentation, and accordingly, such auditors neither expressed an opinion nor provided any other form of assurance with respect thereto for the purpose of this presentation. While all projections, estimates and targets are necessarily speculative, VWE believes that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. The assumptions and estimates underlying projected, expected or target results are inherently uncertain and are subject to a wide variety of risks and uncertainties, including but not limited to those mentioned in the immediately preceding paragraph, that could cause actual results to differ materially from those contained in such projections, estimates and targets. The inclusion of projections, estimates and targets in this presentation should not be regarded as an indication that VWE, BCAC or their respective representatives considered or consider such financial projections, estimates and targets to be a reliable prediction of future events. See “Forward-Looking Statements” above.

Disclaimer (Cont’d) Financial Information; Non-GAAP Financial Measures The financial information and data contained in this presentation is unaudited and does not conform to Regulation S-X. Such information and data may not be included in, may be adjusted in or may be presented differently in, any prospectus or registration statement to be filed by BCAC with the SEC or Canadian securities regulatory authorities, and such differences may be material. In particular, all VWE and combined company projected financial information included herein is preliminary and subject to risks and uncertainties. Any variation between VWE’s or the combined company’s actual results and the projected financial information included herein may be material. Some of the financial information and data contained in this presentation, such as EBITDA, Adjusted EBITDA, EBITDA margin, Adjusted EBITDA margin, EBITDA growth, EBITDA multiple, PEG, ROIC and Adjusted ROIC, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). BCAC and VWE believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating historical or projected operating results and trends in and in comparing VWE’s financial measures with other similar companies, many of which may present similar non-GAAP financial measures to investors. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they reflect the exercise of judgments by management about which expense and revenue items are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents historical non-GAAP financial measures in connection with GAAP results. You should review VWE’s audited financial statements, which will be included in the Consent Solicitation Statement/Prospectus and the Canadian Prospectus (each as defined below). However, not all of the information necessary for a quantitative reconciliation of the forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures is available without unreasonable efforts at this time. Important Information About the Potential Transactions and Where to Find It In connection with the Potential Transactions, BCAC intends to file: (1) with the SEC a consent solicitation statement/prospectus (the “Consent Solicitation Statement/Prospectus”), which will include a consent solicitation statement of VWE and a prospectus of BCAC and will be distributed to BCAC shareholders and VWE shareholders; (2) with Canadian securities regulatory authorities a non-offering prospectus (the “Canadian Prospectus”) under Canadian securities laws; and (3) if required, with Canadian securities regulatory authorities a proxy circular (the “Proxy Circular”) under Canadian securities laws, which will be distributed to BCAC shareholders. INVESTORS AND OTHER SECURITY HOLDERS ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, THE CANADIAN PROSPECTUS AND THE PROXY CIRCULAR, ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY BCAC WITH THE SEC OR CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCAC, VWE AND THE POTENTIAL TRANSACTIONS. Investors and security holders may obtain free copies of these documents (when available) and other documents, with respect to those filed with the SEC, at www.sec.gov, and with respect to those filed with the Canadian securities regulatory authorities, at www.sedar.com, or by directing a request to BCAC at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC V7X1L3. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, CANADIAN SECURITIES REGULATORY AUTHORITIES OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING THEREOF OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Participants in the Solicitation BCAC and VWE and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies or consents with respect to the Potential Transactions. Information about the directors and executive officers of BCAC is set forth in its final long-form prospectus dated August 8, 2019, filed with each of the SEC and Canadian securities regulatory authorities. Additional information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Consent Solicitation Statement/Prospectus, the Canadian Prospectus, the Proxy Circular and other relevant materials to be filed with the SEC and Canadian securities regulatory authorities regarding the Potential Transactions. Security holders, potential investors and other interested persons should read these materials carefully and in their entirety when they become available before making any voting or investment decisions. You may obtain free copies of these documents as indicated above. No Offer or Solicitation This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933 or an exemption therefrom. Trademarks This presentation contains trademarks, service marks, trade names and copyrights of BCAC, VWE and other companies, which are property of their respective owners.

Today’s Presenters Pat Roney Founder & CEO 20+ years at VWE 30+ years of industry experience Terry Wheatley President 6 years at VWE 30+ years of industry experience Paul Walsh Chairman Ex-CEO at Diageo (13+ years) 30+ years FMCG sector experience Rob Berner Managing Partner 30+ years private equity experience Significant experience in FMCG sector Mark Harms Managing Partner 30+ years merchant banking experience Significant experience in FMCG sector Previous Experiences

Today’s Agenda Introduction & Investment Thesis Business Overview III Value Creation Strategy IVFinancial Overview

[LOGO]

Why BCAC is Excited about Vintage Wine Estates

#	Highlight	Metric	Metric
1	**VWE operates in a large, growing market and focuses on the industry's highest growth categories**	**427mm** Wine cases consumed annually in the U.S.(1)	**c.6%** Market value CAGR 2020-23E in >$10 wines segment(1)
2	**Proven and successful business model with diversified capabilities across channels**	**c.29%** Direct-to-Consumer Sales Contribution	**25%** B2B Net Revenue CAGR since 2012(2)
3	**Highly attractive financial profile with strong historical growth**	**20%** Net Revenue CAGR since 2010(2)	**24%** Adj. EBITDA CAGR since 2010(2)
4	**Industry consolidator with demonstrated track record and extensive, actionable acquisition pipeline**	**20+** Successfully integrated acquisitions since 2010	**$250mm+** Cumulative M&A transaction value
5	**Well-invested business, significant asset base and strong balance sheet**	**c.$400mm** Inventory and Fixed Assets	**0.1x** PF Net Debt to PF Adj. EBITDA FY 2021E(3)
6	**Experienced management team with best-in-class oversight from BCAC**	**60+ years** CEO & President combined industry experience	**30+ years** Chairman (Paul Walsh) industry experience

Note: All financials represent fiscal year metrics.
(1) Sourced from BW166 LLC data. (2) For the period ended June 30, 2020. (3) Pro forma for the full year financial contribution of Kunde and including $57mm of estimated future proceeds from planned asset sales.

VWE

7

Transaction Overview

Transaction Description

- Enterprise value of $691mm (12.8x FY 2022E EBITDA of $54mm[(1)]), representing an attractive valuation relative to comparable companies
- Existing VWE shareholders to be paid $32mm; MIP cash out of $9mm; Wasatch Capital acquiring $28mm block from a VWE selling shareholder
- Core VWE shareholders to be issued 26.6mm rollover shares, valued at $266mm
- All insiders are retaining an equity stake post-transaction, including Pat Roney, Founder and Controlling Shareholder, who is fully rolling his equity. The core shareholders of VWE and BCAC have each agreed to 18 month lock-ups
- Rollover equity shareholders to receive two tranches of 2.86mm deferred shares vesting at $15 and $20 per share
- $252mm of BCAC cash in trust utilized to repay existing VWE debt at close, resulting in pro forma Total Debt / FY 2021E PF[(4)] EBITDA of 2.7x and Net Debt / FY 2021E PF[(4)] EBITDA of 0.1x
- Strong post-merger Board comprised of experienced wine industry and finance/M&A professionals, with a focus on ESG and diversity
- No minimum cash condition; transaction expected to close Q4 FY 2021 (April / May)

Pro Forma Valuation[(2)]

($ in mm)

Illustrative Share Price		$10.00
Pro Forma Shares Outstanding (mm)		68.6
Equity Value		**$686**
Less: Cash[(3)]		(119)
Plus: Debt		123
Plus: NCI		1
Enterprise Value		**$691**
Valuation Multiples	**Metric**	**Multiple**
FV / CY2021E EBITDA[(1)]	$50	13.9x
FV / FY2022E EBITDA[(1)]	54	12.8

Target acquisitions would contribute incremental FY 2022E EBITDA of $9mm resulting in a multiple of 11.8x[(4)]

Expected Sources & Uses

($ in mm)

Sources of Funds	
BCAC Cash in Trust Account	$365
Selling Shareholders Equity Rollover	266
Total Sources of Funds	**$631**

Uses of Funds	
Selling Shareholders Equity Rollover	$266
Paydown Existing Debt Balance	241
Cash to Balance Sheet	58
Cash Consideration to Selling Shareholders[(5)]	41
Illustrative Transaction Fees and Expenses	25
Total Uses of Funds	**$631**

Pro Forma Ownership at Close


BCAC Sponsor 8.7%
VWE Shareholders 38.8%
Public Shareholders 52.5%

Note: Fiscal Year ended June 30. Assumes no redemptions from BCAC trust account. Prior to closing of the transaction, the company is estimated to have $375mm of debt.
(1) EBITDA includes estimated annual public company costs of $3mm starting FY 2022. Pro forma for the full FY 2021E financial contribution of Kunde, expected to close Q3 FY 2021. (2) Pro forma capital structure as of March 31, 2021. (3) Consists of $4mm of existing company cash, $58mm of cash to balance sheet and $57mm of future proceeds from planned asset sales. (4) Assumes estimated consideration for acquisitions of $55mm. (5) Includes $32mm of cash consideration to certain non-management shareholders and $9mm to cash out existing MIP.

VWE

8

BCAC Value Add Key Highlights 12 Deep Global Industry Knowledge and Relationships 34 Extensive M&A Expertise Syndicated Financing, Paul Walsh – Executive Chairman of BCAC Previously served as the CEO of Diageo for 13 years Over 40 years of experience across a variety of industries including CPG, restaurants, and freight and logistics Paul is currently on several high profile boards, including McLaren, FedEx and McDonalds Relationships with Potential M&A Targets Debt and Capital Market Experience Paul is recognized as one of the leading CPG executives of the last 15 years Diageo Shareholder Value Creation Under 56Paul Walsh’s Leadership Strong Independent Board Optimal Corporate Governance $108bn Through combined management expertise and capabilities, VWE is immediately vaulted into the upper tier of U.S. vintners, with opportunities to expand its footprint and product mix Source: Bloomberg. Calculated as market capitalization plus share buybacks and dividends during tenure. Market Cap: $29bn Sept 1, 2000May 7, 2013

Business Overview

Proven and Successful Track-Record

2000
- Girard Napa Valley
- Pat Roney acquired Girard Winery
- Marco DiGiulio becomes winemaker

2007
- Windsor Vineyards
- Pat Roney & Leslie Rudd acquired Windsor Vineyards

2009
- Sonoma Coast Vineyards
- Launched Exclusive Brands Program
- **Formed Vintage Wine Estates**

2010
- KUNDE
- Common shareholders to VWE acquired minority stake in Kunde & VWE acquired management contract

2011
- Cosentino Napa Valley
- C&B Cartlidge & Browne
- Signed agreement with Deutsch Family Wine & Spirits
- Acquired Cosentino Winery
- Acquired Cartlidge & Browne

2012
- Ray's Station Mendocino
- 6mm case capacity

2013
- Clos Pegase Napa Valley
- Viansa Sonoma

2014
- Canopy Management
- Middle Sister
- Purple Cowboy

2015
- B.R. Cohn Winery & Olive Oil Company
- Swanson Vineyards

2016
- The Splinter Group
- Delectus
- Buried Cane Premium Wines
- Clayhouse Wines

2017
- Cameron Hughes
- Firesteed

2018
- Layer Cake
- Cherry Pie
- if you see kay
- Tamarack Cellars
- Qupé
- Distillery No 209

2019
- Laetitia Vineyard & Winery
- Alloy Wine Works
- Owen Roe

2021
- KUNDE (1)

Note: Fiscal Year ended June 30.

(1) Kunde acquisition is expected to close in Q3 FY 2021.

VWE Vintage Wine Estates

11

The Leading U.S. Wine Growth Platform—VWE by the Numbers Attractive Portfolio of 50+ Owned Brands Across All Premium Price Points Products Available at 43,000+ Locations(1) 850K+ Active Email List Subscribers 20+ Exclusive Brand Accounts(2) 20+ Successfully Integrated Acquisitions 2,800 Vineyard Acres(3) Owned Production Capacity of 15M Cases per Annum Five Product Extensions Outside of Wine 20% Net Revenue CAGR Since FY 2010(4) 24% Adj. EBITDA CAGR Since FY 2010(4) (1) Includes 25,000+ off-premise locations and 18,000+ on-premise locations. (2) Exclusive brand accounts represent partnerships with national retailers, many of which sell these brands on an exclusive basis. (3) Includes 946 owned acres and 1,854 acres under contracts and long term leases. (4) For period ended June 30, 2020.

Vintage Wine Estates – Where We Win We generate balanced, consistent growth from our three primary sales channels Direct-to-Consumer (Clubs, E-commerce, Tasting Rooms, QVC, TeleSales) c.29% Of Net Revenue c.33% Of Net Revenue B2B (Exclusive Brands and Custom Crush / Production Services) Wholesale (Off-and On-Premise) c.38% Of Net Revenue Note: Revenue breakdown represents FY 2020 ended June 30.

Strategically Built Asset Base and Product Portfolio We Have Range $10 $150 Diversified in Lifestyle Wines Diversified in Luxury ESTATE WINERIES & LUXURY WINES

VWE is Primarily Focused on the Key Growth Segment of the Wine Market, the $10 - $20 Premium Price Point U.S. Domestic Table Wines Consumption by Price Point 2017-23E(1) (Value in US$ bn) $ 36.1 VWE Case Volume by Retail Price Point(2) <$10 1% $ 29.2 7.0 $ 32.3 8.1 9.6 $20+ 20% 11.013.015.6 11.211.311.0 2017 2020 2023 CAGR $10 - $19.99 79% Fine Wine ($20+ RSP) Non-Premium (<$10 RSP) 2017-20E 4.8% 5.7% Premium ($10-19.99 RSP) 2020-23E 5.8% 6.2% (0.8%) 99% VWE Case Volume in the >$10 retail price point Source: BW166 LLC. Off-premise price per bottle. Market value excludes imported table wines and sparkling wines. Excludes B2B Segment.

##soft-

Best-in-Class Vineyards and Brand Portfolio

VWE Vineyards


WASHINGTON
WILLAMETTE VALLEY
WALLA WALLA
OREGON
MENDOCINO COUNTY
PACIFIC OCEAN
SONOMA COUNTY
NAPA VALLEY
CALIFORNIA
PASO ROBLES
ARROYO GRANDE

Owned: 946 acres
- Napa: 94 acres
- Sonoma: 96 acres
- Mendocino: 6 acres
- Arroyo Grande: 750 acres

Contracts & Long Term Leases: 1,854 acres

Total: 2,800 acres

Industry Leading Portfolio

Recent Awards & Ratings

B.R.COHN WINERY 2018 SILVER LABEL CHARDONNAY 95 DOUBLE GOLD Sunset Magazine International Wine Comp. 2020	CIGAR BARREL-AGED CABERNET SAUVIGNON 96 DOUBLE GOLD BEST OF CLASS Sunset Magazine International Wine Comp. 2020	Girard 2018 SAUVIGNON BLANC 90 Wine Spectator 90 Wine Enthusiast
LAYER CAKE MALBEC GOLD/RESERVE CLASS CHAMPION Houston Uncorked	SWANSON VINEYARDS 2018 CABERNET SAUVIGNON 93 GOLD Sunset Magazine International Wine Comp. 2020	ALLOY EVERYDAY RED 91 BEST OF CLASS Sunset Magazine International Wine Comp. 2020
BAR DOG CHARDONNAY GOLD SF Chronicle International Wine Competition RED WINE GOLD SF Chronicle International Wine Competition	Cartlidge & Browne CABERNET SAUVIGNON 92 GOLD San Diego International Wine & Spirits 2020 GOLD Houston Uncorked	COSENTINO THE WINERY THE ZIN GOLD SF Chronicle International Wine Competition THE DARK GOLD SF Chronicle International Wine Competition

Extensive Portfolio of 90+ Rated Wines

ALLOY	BAR DOG	B.R. COHN WINERY	Cartlidge & Browne
CHERRY PIE	CIGAR	CLOS PEGASE	COSENTINO THE WINERY
FIRESTEED	Girard		KUNDE
LAETITIA	LAYER CAKE		QUPÉ
	SWANSON	TAMARACK CELLARS	

VWE
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Direct-to-Consumer Direct-to-Consumer segment represented c.29% of net revenue during the past fiscal year Wine Clubs 19 Different Wine Clubs >36k Wine Club Members as of 6/30/20 Direct-to-Consumer Net Revenue +11.5% CAGR $62 Cameron Hughes $50 $56 QVC Tasting Rooms Windsor Vineyards FY 2019AFY 2020AFY 2021E (1) Includes Kunde starting in Q4 FY 2021E.

B2B Channel Provides Consistent Growth

Growth Opportunity Through Powerful Scale and Distribution Deep, longstanding relationships across numerous national chain accounts Significant Whitespace Opportunity Other Key National Retailers

Innovation and B2B Opportunities Exclusive retailer partnerships Deep wholesaler relationships Nimble, scalable production model Rapid time-to-market Track record of successful innovation DISCOVER THE BEST.LOW ALC and LOW CALORIES

Category Adjacency Opportunities Hard Seltzer category continues to grow Overall California-only Cannabis Infused Beverages growing at 78% Hard Cider provides alternative distribution model for innovation and is outpacing beer growth x self Access to market insights; access to distribution ‘teller high’ Less than 90 Calories per can! Hard Seltzer Hard Cider Just for YOU. Hard Cider 10mg THC : 5mg CBD Per 12oz Serving Cannabis Infused Beverage (When Federally Legal)

ESG Approach - Committed to Sustainability, Inclusion and Corporate Governance Strong Company CulturePartnerships Environmental Sustainability Stewardship guides our practices in the vineyard and in the cellar Social Sustainability Advocating inclusion, diversity and social commitment Corporate Governance Providing the structure for success Strong Managers Diverse, deep bench of young future leaders

Wine Industry is Poised for Continued Growth Since 1970, wine consumption in the U.S. has doubled yet per capita consumption remains less than 1/3 that of France and Italy 50 Years of Consistent Growth(1)Substantial Headroom in the U.S.(2) (Total U.S. Wine Consumption)(Per Capita Wine Consumption) 2.2x 427 >1 Billion Cases of Headroom, 251% from current 1.7x 194 53.4 45.8 113 24.7 15.2 197019952020 FranceItalyU.K.U.S. 9-liter equivalent cases. BW166 LLC data as of December 2020. Per capita consumption in liters as of 2018 per BW166 LLC.

Premiumization Accelerating During COVID Period VWE’s portfolio is focused on premium and luxury wines – the fastest growing price points in the industry U.S. Dollar Value and Volume Growth by Price Tier (1) Dollar Value $9.3bn Dollar Value $7.2bn 26.5% 19.6% 20.8% 19.6% 12.8% 7.5% (1.3%)2.9% Box(<$3.99)($4.00 - $7.99)($8.00-10.99)($11.00 -$14.99) ($15.00 - $19.99) ($20.00 - $24.99)(>$25.00) VWE FOCUS PRICE POINTS ValuePremiumLuxury Note: Represents off-premise sales, which have benefitted during the COVID time period. Nielsen Total US MULO + AOC for the 52 week period ending 10/31/2020. Per January 2021 Wine Business Monthly.

Emerging Momentum in Exclusive Brand and Direct-to-Consumer Sales Channels The U.S. wine industry has experienced significant tailwinds outside of the traditional wholesale channel Outsized Growth in Exclusive Brands(1) ChannelSecular Shift to Direct-to-Consumer Accelerated Due to COVID (Private Label Sales)(2)(2020 YTD YoY Volume Growth)(3) 24% CAGR $137 $165 30% 45%44% 40% 41% 32% 33% $86 $99 24% 19% 17% 4% 2016201720182019 (1%) Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Note: US$ in mm. Exclusive brands represent partnerships with national retailers, many of which sell these brands on an exclusive basis. Nielsen Total U.S. xAOC. Sovos / ShipCompliant January 2021 report.

[LOGO]

Select Exclusive Brands Customers

Favorable Industry Dynamics for a Consolidator

Large participants with access to capital are poised to take advantage of the coming period of increased wine industry consolidation as small and mid-size wineries come under intense pressure from a convergence of a number of sector dynamics

HIGHLY-FRAGMENTED $45B+ WINE INDUSTRY

Winery Market Share(1)



28%
16%
9%

MASSIVE DISTRIBUTOR CONSOLIDATION

Distributor Market Share(2)



Other
39%
32%
20%
9%

RAPIDLY CONSOLIDATING RETAIL CHANNEL

Top-10 Grocery Market Share(3)



55%+ Combined Market Share
= Exclusive Brands(4) with VWE
1%
1%
2%
2%
2%
3%
4%
5%
10%
26%

(1) WBM Top-50 U.S. Wineries as of February 2021.
(2) Shanken's Impact Newsletter.
(3) Statista.
(4) Exclusive brands represent partnerships with national retailers, many of which sell these brands on an exclusive basis.

VWE
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Selected Acquisition Case Studies Expected Close Q3 FY 2021(3) Calculated as Gross Profit 3 years after acquisition / Purchase Price. (2) Calculated as Gross Profit 3 years after acquisition / Purchase Price net of real property and inventory costs. (3) Common shareholders to VWE acquired minority stake in Kunde and VWE acquired management contract in 2010.

Robust Acquisition Process & Pipeline

M&A Funnel



10,000+ U.S. wineries
40-60 Deals reviewed per year
~4 LOIs sent per year
2-3 Term Sheets signed per year
>20 Deals closed since 2010
$250m+ of M&A transaction value

Acquisition Criteria

- ✓ Accretive to earnings
- ✓ Complementary with our sales and distribution platform
- ✓ Significant cost synergies
- ✓ Under-invested brands with opportunities for incremental, material penetration

Value Creation Strategy



At Close
EBITDA $$
COGS Improvements
SG&A Rationalization
Sales / Distribution Leverage
Post Close
VALUABLE TARGET WITH ASSET VALUE PROTECTION
WITH AN ATTRACTIVE ROE AS A RESULT OF DEBT FINANCING

Source: BW166 LLC.

VWE
30

Financial Overview

##soft-

Compelling Financial Profile and Diversified Revenue Base Net Revenue by Segment(1)Case Volume by Price Point(1,2)Case Volume by Category(1) B2B ~33% Direct-to-Consumer ~29% Wholesale ~38% <$10 1% $20+ 20% $10 - $19.99 79% Spirits 13% Wine 87% $250 +40% Net Revenue Growth Through the Recession $200 $150 $100 $50 $0 20102011201220132014201520162017201820192020 Net RevenueAdj. EBITDA Note: Fiscal year end changed from December 31 to June 30 starting in FY 2020. (1) Based on FY 2020. (2) Excludes B2B Segment.

Continued Robust Growth and Profitability Expansion 1,643 1,980 2,389 2,688 $198 $233 $279 $324 2,1112,240 $253$273 (2) FY 2020AFY 2021E PFFY 2022EFY 2023E (2) FY 2020AFY 2021E PFFY 2022EFY 2023E Gross Profit ($ in mm) StandaloneAcquisitions Adj. EBITDA ($ in mm) StandaloneAcquisitions $86 $102 $127 $152 $46 $63 $80 $114$124 $28 $54$60 FY 2020AFY 2021E PF(2) Gross Profit Margin (%) FY 2022EFY 2023E FY 2020AFY 2021E PF (2) Adj. EBITDA Margin (%) FY 2022EFY 2023E 43.2%43.8%45.5%47.1% 13.9%19.8%22.6%24.7% Source: Company Projections. Note: Fiscal Year ending June 30. CAGRs and margins include acquisitions. (1) Includes DTC, Wholesale and Exclusive Brands. Excludes custom crush and production services. (2) Pro forma for the full year financial contribution of Kunde.

Recent Capital Investments will Support Future Growth Capital expenditures have been at an elevated level in recent years, and as projects near completion the business is now primed to rapidly scale margins with modest platform investments required going forward Major Capex Projects Warehouse Expansion Anticipated Margin Expansion > 1,000bps 25% - 30% 16% 20% High Speed Bottling Line $45mm in Capital Expenditures to increase capacity from 7mm cases to 15mm cases / year Completion Date: Q4 FY 2021 Operating efficiencies and warehouse consolidations will increase EBITDA contribution significantly Highly scalable investment also drives down future COGS (1) FY 2015AFY 2021E PFMedium Term Financial Target Platform investment will lead to target FCF conversion of >75% Reduction in leased space & third party storage Reduction in transportation cost Energy cost savings Increased storage and handling revenue Increased bottling margin Dry goods savings OEE (Overall Equipment Effectiveness) Improvements Pro forma for the full year financial contribution of Kunde.

Significant Balance Sheet Flexibility Strong asset base provides access to extremely low cost of capital and can be monetized for cash flow generation Substantial Asset Value Asset Value Estate Wineries & Equipment (Appraised) c.$190mm Inventory (Book Value) c.$200mm Tasting Rooms & Other (Estimated) c.$10mm Total c.$400mm Robust Commercial Bank Support Numerous Real Estate Monetization Options Significantly Greater Debt Capacity to Fuel Growth Post Combination Financial Flexibility Upon Transaction with BCAC, VWE Will Have Capacity for $1bn+ of Acquisitions

Compelling Financial Metrics Today & in the Future Today Medium Term Financial Targets(1) Annualized Growth Net Revenue Gross Margin Adj. EBITDA Margin 20%+ since inception >$200mm c.45% c.20% 20%+ c.$500mm 50%+ 25-30% (1) Includes acquisitions.

Comparable Companies Universe U.S. Growth AlcoholHigh Growth, Consumer Captains and Consolidators

Operational Benchmarking Denotes metrics including acquisitions U.S. Growth Alcohol High Growth, Consumer Captains and Consolidators FY 2021E – FY 2022E Revenue Growth 29.8% 20.0% Median: 5.9% 16.7% 12.2%9.8%8.5% Median: 9.8% 8.8% 6.4%5.5%3.7% 1.7% (1) (2)(3) FY 2021E – FY 2022E EBITDA Growth 36.6%36.0% 17.1% Median: 9.4% 9.9%8.9%7.2% 27.3% Median: 11.3% 11.9%11.3%9.7%6.4% (1) (2)(3) FY 2022E EBITDA Margin 39.2%35.5% 22.6% Median: 30.0% 24.4% 20.9% 36.7% 26.0% Median: 19.6% 19.6%19.4%16.7% 21.3% (1) (2)(3) Source: Company filings and Factset. Market date as of January 29, 2021. Note: Peer financials adjusted to VWE FY ending June. (1) Pro forma for the full year financial contribution of Kunde. (2) Pro forma for divestiture of value W&S portfolio, Nobilo Wines and Paul Masson Brandy. (3) Pro forma for acquisition of Truco Enterprises.

Valuation Benchmarking

------ Denotes metrics including acquisitions

FV / FY 2022E EBITDA

	VWE @$10 / Share	VWE @$12 / Share	U.S. Growth Alcohol: Brown-Forman	Boston Beer Company	Jose Cuervo	Constellation Brands (1)	High Growth, Consumer Captains and Consolidators: Fever-Tree	Monster	Utz (2)	BellRing Brands	Simply Good
FV / FY 2022E EBITDA	12.8x / 11.8x	15.6x / 14.2x	27.7x	20.2x	17.4x	14.3x	33.3x	22.5x	21.4x	16.6x	17.4x
FV / CY 2022E EBITDA	12.4x (8)	15.1x (8)	26.7x	18.4x	16.3x	13.7x	30.7x	21.4x	20.4x	15.8x	16.8x

U.S. Growth Alcohol Median: 18.8x; High Growth, Consumer Captains and Consolidators Median: 21.4x

P / FY 2022E EPS

	VWE @$10 / Share	VWE @$12 / Share	Brown-Forman	Boston Beer Company	Jose Cuervo	Constellation Brands (1)	Fever-Tree	Utz (2)	Monster	BellRing Brands	Simply Good
P / FY 2022E EPS	21.2x / 18.7x	25.9x / 22.6x	37.6x	35.6x	28.4x	19.1x	46.0x	36.3x	30.8x	26.0x	24.6x
P / CY 2022E EPS	22.4x (8)	27.3x (8)	36.0x	32.2x	27.5x	17.9x	42.0x	32.3x	28.9x	23.8x	23.2x

U.S. Growth Alcohol Median: 32.0x; High Growth, Consumer Captains and Consolidators Median: 30.8x

FY 2022E PEG(3)

	VWE @$10 / Share	VWE @$12 / Share	Brown-Forman	Jose Cuervo	Boston Beer Company	Constellation Brands (1)	Fever-Tree	BellRing Brands	Monster	Simply Good	Utz (2)
FY 2022E PEG	0.2x (5) / 0.3x (5)	0.3x (5) / 0.3x (5)	8.6x	3.4x	0.5x	0.5x	3.7x	2.9x	2.2x	1.1x	1.0x (6)
CY 2022E PEG(4)	0.3x (8)	0.4x (8)	4.7x	NM(7)	0.9x	1.7x	1.3x	1.0x	2.0x	1.4x	0.9x

U.S. Growth Alcohol Median: 2.1x; High Growth, Consumer Captains and Consolidators Median: 2.2x

Source: Company filings and Factset. Market date as of January 29, 2021. Note: Peer financials adjusted to VWE FY ending June where applicable. (1) Pro forma for divestiture of value W&S portfolio, Nobilo Wines and Paul Masson Brandy. (2) Pro forma for acquisition of Truco Enterprises, refinancing and warrants redemption. (3) Calculated as (P / FY 2022E EPS) / (FY '20A-'22E EPS CAGR). (4) Calculated as (P / CY 2022E EPS) / (CY '20E-'22E EPS CAGR). (5) VWE PEG assumes normalized FY 2020A – FY 2022E Net Income CAGR assuming fixed interest expense and tax rate. (6) Calculated as (P / FY 2022E EPS) / (FY '21E-'22E EPS Growth) due to lack of FY'20A EPS information. (7) NM due to negative CY'20E-22E EPS CAGR. (8) Excludes acquisitions.

VWE Vintage Wine Estates

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VWE is a Unique and Compelling Public Market Opportunity 12 Consistent, Long Term Track Record of Delivering High Growth: 20%+ Net Revenue and Adj. EBITDA CAGR Since 2010 With its Track Record, Scale, Strong Balance Sheet and Operating Cash Flow Generation, VWE is Well Positioned to Continue to Drive Significant Growth, Both Organically and Through Acquisitions 34 Enduring Business Model and Industry, Balanced Distribution Mix and Highly Experienced Management Team Attractive Valuation Multiple Relative to Public Comparable Companies, Implying Significant Share Price Upside

VWE Investment Highlights VWE operates in a large, growing market and focuses on the industry’s highest growth categories Proven and successful business model with diversified capabilities across channels Highly attractive financial profile with strong historical growth 3 Well-invested business, significant asset base and strong balance sheet Experienced management team with best-in-class oversight from BCAC

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VWE Will Be a Highly Differentiated Wine Company (1) ExchangeNasdaq & Toronto Stock ExchangeAustralian Securities Exchange Geographical Revenue Breakdown International 1% North America 99% ANZ 22% EMEA 14% (3) Americas 41% Premium Wine Portfolio US$10+ Price Point / A$10+ Price Point Revenue Growth FY 2018A – FY 2022E EBITDA Growth FY 2018A – FY 2022E Gross Margin FY 2021E EBITDA Margin FY 2021E Asia 23% 99%71% 13.1%1.7% 25.6%2.3% 43.8%40.6% 19.8%24.4% EBITDA Multiple(2) FY 2022E 11.8x(4) / 12.8x13.7x Including Acquisitions / Excluding Acquisitions Source: Company filings and Factset. Market date as of January 29, 2021. Note: Fiscal year ended June 30 for VWE and TWE. (1) Includes acquisitions unless otherwise noted. (2) Assumes $10 share price. (3) Based on FY 2020 annual report; ANZ stands for Australia & New Zealand. (4) Assumes estimated consideration for acquisitions of $55mm. 43